MGIC Investment Corporation
July 14, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549

Re:	Letter dated May 30, 2006 concerning MGIC Investment Corporation’s Form 10-K for the fiscal year ended December 31, 2005 File No. 001-10816
Dear Mr. Rosenberg:
We respectfully submit the following in response to the Staff’s May 30, 2006 letter commenting on our Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 10-K”). For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by management’s responses. Page number references herein refer to the Form 10-K, unless otherwise noted. Terms used but not defined therein have the meanings set forth in the Form 10-K. Underlined text reflects additions to the disclosure in Form 10-K as filed. Where additional disclosure is provided below, the Company intends to include such revised disclosure with respect to financial periods covered by its Form 10-K and Form 10-Q, as applicable, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2006. We have used information from our 2005 10-K to illustrate our discussion.
Losses, Page 45
1.	You agreed in your January 26, 2005 response to comment two of our January 10, 2005 letter to discuss in your filings:
•	current loss trends and the effect those trends had on the loss development and

•	whether severity and the claim rate increased or decreased and the general reasons for these changes.
We continue to believe that these discussions in your current filing would be informative to investors particularly given the significantly revised estimates of loss reserves. Please provide us these discussions in disclosure-type format as they relate to your current filing. Include a discussion that also provides insight into your assertions that 2005 “reduction in losses incurred pertaining to prior years was due primarily to more favorable loss trends experienced during the year” when it appears that default rates and average claims paid increased between December 31, 2003, 2004, and 2005.

July 14, 2006

Response: As indicated specifically in the next paragraph, the company believes that we did discuss current loss trends and the effect those trends had on loss development and whether the claim rate increased or decreased and the general reasons for this change. Consistent with the Commission’s MD&A guidance that “companies should focus on material information and eliminate immaterial information” (Rel. No. 33-8350, December 29, 2003,at I.B.), we did not discuss the change in the relative claims severity rate because it was not material. While we assumed our January 2005 response applied only to material items, if you believe it would be helpful to the reader, we will specifically say that a particular factor was not material.
The “Losses” discussion, paragraph 3, page 45, second and third sentences said, “Losses incurred pertaining to the current year decreased in 2005 compared to 2004 [$554 million vs. $701 million] primarily due to decreases in the estimates regarding how many primary default notices will eventually result in a claim. These decreases in estimates relate to an improvement in claim rates in all regions except for the Midwest which had a modest increase . . . .” Therefore, we believe we did discuss the change in the claim rate estimate and the reason why the estimate changed: “improvement in [the actual] claim rates [experienced in 2005].”
We also believe we discussed current loss trends and their effect on loss development. Fewer delinquent loans resulted in a claim during 2005 than was reserved for at December 31, 2004 and as a result actual claim payments made during 2005 were less than the December 31, 2004 reserve estimates.
This favorable loss trend experienced during the year resulted in a $126 million reduction in losses incurred pertaining to the prior year or, a “redundancy in loss reserves,” as shown in the table in footnote #6 of the financial statements and mentioned in the second paragraph under “Losses”. As noted above, as a result of this favorable development, we stated in paragraph 3, page 45, that we decreased claims rate factors in all areas except the Midwest, which had a modest increase in rates.

July 14, 2006

In summary, although net paid losses did increase in 2005 compared to 2004 ($612 million vs. $576 million), the incurred losses were lower in 2005 than in 2004 ($554 million vs. $701 million) due to:
•	lower average claim rate arising throughout 2005 versus average claim rate experienced during 2004 and

•	favorable prior year incurred loss development of $126 million (refer to footnote 6).
The default rate is computed by taking the number of loans delinquent divided by the number of loans in force. Hence, the default rate can increase merely as a result of the number of loans in force declining, as it has continued to do for the last several years. This is the primary explanation why the default rate increased from 6.05% in 2004 to 6.58% in 2005 — a decrease in total loans in force rather than increase in loans delinquent. The increased default rate is not indicative of any specific loss trend.
Disclosure: We have reproduced below the “Losses” paragraph with our changes indicated by underlining. We will add the following if the Staff desires this disclosure.
The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices outstanding during the current year. Losses incurred pertaining to the current year decreased in 2005 compared to 2004 ($554 million vs. $701 million) primarily due to decreases in the estimates regarding how many primary default notices will eventually result in a claim versus an increasing claims rate during 2004. These decreases in estimates relate to an improvement in claims rates in all regions except for the Midwest which had a modest increase, as well as a number of recent delinquencies included in the year end default inventory that are reserved for at a reduced claim rate and are as a result of Hurricanes Katrina, Rita and Wilma. The relative change in claim severity was not a significant factor in the difference between 2005 and 2004 losses incurred, as severity increased in both 2005 and 2004.

July 14, 2006

Critical Accounting Policies, page 56
2.	For each of the critical accounting policies that you identify, please provide us in disclosure-type format a discussion that quantifies:
•	the effect that changes in estimates have had on the financial statements for each period presented; and
•	the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements
Response: The Company agrees additional information regarding the effect of estimates on loss reserves and deferred insurance policy acquisition costs (“DAC”) would be beneficial for the investor. Management will add discussion regarding DAC estimates changes that had a significant impact on the current financial statements presented, as well as the likely effect of any reasonably likely changes to those estimates. In regards to loss reserves, management feels that our response to your first comment addresses the effect changes in estimates had on the current financial statement presented and therefore provide no additional disclosure below. However, we have included a disclosure-type discussion about the likely effect of any reasonably likely changes in loss reserve estimates. If you agree with the discussion included below, management would plan on including the disclosure in future filings.
Disclosure: We have reproduced below the “Loss reserves” and “Deferred insurance policy acquisition costs” sections of our critical accounting policies with our changes indicated by underlining. We will add the following if the Staff desires this disclosure.
Loss Reserves
Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.
Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.
The incurred but not reported (“IBNR”) reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2005 and 2004, the Company has established IBNR reserves in the amount of $112 million and $113 million, respectively.

July 14, 2006

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.
The estimated claims rates and claims amounts represent what management believes best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. These estimates are based on management’s review of historical trends in the default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in the level of defaults by geography and the change in average loan exposure. The process does not encompass management projecting any correlation to projected economic conditions such as changes in unemployment rate, interest rate or housing value. As a result, management’s process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.
In considering the potential sensitivity of the factors underlying management’s best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor could change the reserve amount by approximately $60 million. Historically, it has not been uncommon for the Company to experience variability in the development of the reserves at this level or higher.
The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Changes to our estimates could result in material changes to our operations, even in a stable economic environment. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made.
Deferred insurance policy acquisition costs
Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs (“DAC”). DAC arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of DAC.
Because our insurance premiums are earned over time, changes in persistency result in DAC being amortized against revenue over a comparable period of time. At December 31, 2005, the persistency rate of our primary mortgage insurance was 61.3%, compared to 60.2% at December 31, 2004. This change did not significantly affect the amortization of DAC for the period ended December 31, 2005. A 10% change in persistency would not have a material effect on net income.
As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 14, 2006

Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,

\s\ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:	Oscar M. Young, Jr., Securities and Exchange Commission Thomas L. Brown, PricewaterhouseCoopers LLP